Exhibit (a)(26)

Employee E-mail – December 4, 2006

Dear Fellow Gold Kist Employees,

As you may have heard, the Gold Kist Board yesterday agreed to a merger with Pilgrim’s Pride based on the sale of all of Gold Kist common stock at the price of $21 per share. Having carefully and diligently considered all of the available alternatives, our Board determined that this enhanced offer from Pilgrim’s Pride was in the best interests of our shareholders. The closing of the transaction is set for December 27, 2006.

What Will Happen Next

The planning for combining the two companies will begin today. I have been assured by Pilgrim’s Pride that they will have in place appropriate programs to evaluate the personnel requirements of the combined company and make significant opportunities available to Gold Kist employees. As always, we will continue to update you as more information becomes available.

Conducting Business in the Transition Period

It is very important that during this transition period, we continue to execute and deliver to our customers the great quality and service that we are known for. It is in everyone’s interest to work like the excellent professionals we are to make the transition and the new company as efficient and successful as possible. Our customers, our producers and all our stakeholders are relying on that.

The New Company

The synergies and efficiencies that will be created in this new company will without doubt produce the greatest poultry company in the world, and I believe that in the end, the poultry industry and the worldwide food business will benefit greatly from the leadership that this new company will provide.

Personal Note

I just want to say that I could not be more proud of anyone or anything than I am of all of you – of your hard work, talent and dedication that have made Gold Kist not only the Go-To Chicken Company, but a company that is respected throughout this country and throughout the world. All of you should be extremely proud of the great accomplishments of this company.

Once again thank you, from the bottom of my heart. You and all of your fellow employees are the greatest asset the company has and you demonstrate that every day. You are my friends, my family. You are the best! Thank you for who you are and for all that you have done for this company and all you will do to make the combined company the premier chicken company in the world.

John Bekkers